NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02 MAY 20 AM 10:50

02034216

April 29, 2002

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SUPPL

Dear Sirs,

Please find enclosed a copy of our news release issued by Alison Robinson, of Novawest Resources Inc., dated April 26, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dlw 5/20

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

GOLD PROJECT ACQUIRED BY NOVAWEST

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 26, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has now arranged the acquisition of a 100% interest in the Lone Eagle Gold Project situated in Playfair Township, Northeastern Ontario.

The project is ideally situated in the western hub of Canada's most productive gold producing region, the 180 mile "Golden Corridor" running from Timmins to Val d'Or, which has yielded 160 million ounces of gold, 75 % of Canada's all-time gold production. The immediate area's prolific "Golden Highway" from Timmins to Matheson is where some of the world's largest gold mines exist. It's home to the world famous "Porcupine Camp", home to more than 65 gold mines, and many of the world's largest and most famous gold mines such as the Hollinger (19,327,691 oz.), Dome (12,191,865 oz.), Pamour (4,414,053 oz.), Preston (1,539,355 oz.), Paymaster (1,192,206 oz.) and Detour Lake (1,063,097 oz) and the Ankerite, Coniaurum, Detour Lake, Paymaster and the Preston, all over 1 million ounce producers. Due to the long history of the region infrastructure is already in place, including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. Custom milling is readily available in the immediate area.

The gold occurrences on the Lone Eagle Gold Project are located about 12.5 kms southwest of the Porcupine-Destor Fault Zone. Historic work on the project dating back to 1935 by Noranda Mines Ltd. and 1945 by Temple Gold Mines Ltd. resulted in trenching samples from Trenches A thru E that produced some interesting assays. In Trench "A" Temple Gold Mines filed assessment reports reporting a 5-foot long (chip?) sample assaying 0.36 oz/ton (10.21g/t). Samples AB-88-09, -10, and –11 averaged 0.156 (4.42g/t), 0.188 (5.33g/t), and 0.062 ounces of gold per ton (1.76g/t), respectively, with background levels of silver, copper, lead, and zinc. In Trench "B" the Temple Gold Mines assessment file indicates that (chip?) samples from this trench which were obtained prior to 1946 averaged 0.06 ounces of gold per ton (1.7g/t) across 16 feet within and marginal to the quartz vein. Samples AB-88-12 through –16 averaged 0.055 (1.56g/t), 0.003 (0.09g/t), 0.045 (1.28g/t), 0.045 (1.28g/t), 0.002 (0.06g/t) and 0.232 ounces of gold per ton (6.58g/t), respectively, with background levels of silver, copper, lead, and zinc.

In Trench "C", exposed in the basalt on the trench walls are discontinuously developed gash type quartz veinlets with sharply defined walls. These veins contain pyrite and have pyrite developed around them in alteration halos as at trench "B" (samples AB-88-18, and –19). (Chip?) samples from this trench prior to 1946 are reported by Temple Gold Mines to be anomalously auriferous (containing 0.01 ounces of gold per ton) (0.2835g/t) along much of the trench's length, with 6 feet averaging 0.04 ounces of gold per ton (1.13g/t) and 6 feet averaging 0.06 ounces of gold per ton (1.170g/t) at the west and east ends, respectively, with background levels of silver, copper, lead, and zinc. In Trench "D" (Chip?) sampling completed prior to 1946 indicates (Temple Gold Mines assessment file) that this trench averaged 0.15 ounces of gold per ton (4.25g/t) over a 24 foot sampling length.

Sample AB-88-20 assayed 0.431 ounces of gold per ton (12.22g/t), 0.025 ounces of silver per ton (0.7087g/t) and background levels of base metals. In Trench "E" (Chip?) samples taken along the trench prior to 1946 indicate that the trench at one time exposed gold mineralization averaging 0.17 ounces of gold per ton (4.82g/t) across a 27 foot sampling interval, including 0.22 ounces of gold per ton (6.24g/t) across 21 feet (Temple Gold Mines assessment file).

Sampling by past operators indicates that significant (greater than 0.01 ounces of gold per ton (0.28g/t) gold tenors are associated with the vein system. More recent sampling presented in a report filed with the Kirkland Lake Assessment Office confirmed the presence of anomalous concentrations of gold. Gold assays by that writer ranged from 0.002 to 0.431 ounces of gold per ton (0.057g/t). Silver and base metal tenors were uniformly low, except for sample AB-88-20, which in addition to 0.431 ounces of gold per ton (12.22g/t), averaged 0.25 ounces of silver per ton (7.09g/t). The range of in gold tenors, which characterizes the mineralization, suggests that native gold may be present. To date early operators have found correlating samplings to be elusive. Novawest will attempt to establish continuity of the vein system, continuity of the anomalously auriferous portions of the vein system, and the local vein system structural controls.

The Project will be subject to a 2% NSR, one-half of which the Company may purchase, at its discretion, for $1 million. All shares issued will be subject to resale restrictions applicable under the B.C. Securities Act and the policies of the TSX Venture Exchange. All terms are subject to regulatory approval.

In other business the Company advises that the number of claims shown as staked at the Nickel Royale Assemblage in its press release dated April 17, should have been 612 rather than 627 as shown. The new units added to the Nickel Royale Project total 643 units bringing the assemblage to 795 claim units.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km - 150,000 acre Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE".

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

GOLD PROJECT ACQUIRED BY NOVAWEST

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 26, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has now arranged the acquisition of a 100% interest in the Lone Eagle Gold Project situated in Playfair Township, Northeastern Ontario.

The project is ideally situated in the western hub of Canada's most productive gold producing region, the 180 mile "Golden Corridor" running from Timmins to Val d'Or, which has yielded 160 million ounces of gold, 75 % of Canada's all-time gold production. The immediate area's prolific "Golden Highway" from Timmins to Matheson is where some of the world's largest gold mines exist. It's home to the world famous "Porcupine Camp", home to more than 65 gold mines, and many of the world's largest and most famous gold mines such as the Hollinger (19,327,691 oz.), Dome (12,191,865 oz.), Pamour (4,414,053 oz.), Preston (1,539,355 oz.), Paymaster (1,192,206 oz.) and Detour Lake (1,063,097 oz) and the Ankerite, Coniaurum, Detour Lake, Paymaster and the Preston, all over 1 million ounce producers. Due to the long history of the region infrastructure is already in place, including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. Custom milling is readily available in the immediate area.

The gold occurrences on the Lone Eagle Gold Project are located about 12.5 kms southwest of the Porcupine-Destor Fault Zone. Historic work on the project dating back to 1935 by Noranda Mines Ltd. and 1945 by Temple Gold Mines Ltd. resulted in trenching samples from Trenches A thru E that produced some interesting assays. In Trench "A" Temple Gold Mines filed assessment reports reporting a 5-foot long (chip?) sample assaying 0.36 oz/ton (10.21g/t). Samples AB-88-09, -10, and –11 averaged 0.156 (4.42g/t), 0.188 (5.33g/t), and 0.062 ounces of gold per ton (1.76g/t), respectively, with background levels of silver, copper, lead, and zinc. In Trench "B" the Temple Gold Mines assessment file indicates that (chip?) samples from this trench which were obtained prior to 1946 averaged 0.06 ounces of gold per ton (1.7g/t) across 16 feet within and marginal to the quartz vein. Samples AB-88-12 through –16 averaged 0.055 (1.56g/t), 0.003 (0.09g/t), 0.045 (1.28g/t), 0.045 (1.28g/t), 0.002 (0.06g/t) and 0.232 ounces of gold per ton (6.58g/t), respectively, with background levels of silver, copper, lead, and zinc.

In Trench "C", exposed in the basalt on the trench walls are discontinuously developed gash type quartz veinlets with sharply defined walls. These veins contain pyrite and have pyrite developed around them in alteration halos as at trench "B" (samples AB-88-18, and –19). (Chip?) samples from this trench prior to 1946 are reported by Temple Gold Mines to be anomalously auriferous (containing 0.01 ounces of gold per ton) (0.2835g/t) along much of the trench's length, with 6 feet averaging 0.04 ounces of gold per ton (1.13g/t) and 6 feet averaging 0.06 ounces of gold per ton (1.170g/t) at the west and east ends, respectively, with background levels of silver, copper, lead, and zinc. In Trench "D" (Chip?) sampling completed prior to 1946 indicates (Temple Gold Mines assessment file) that this trench averaged 0.15 ounces of gold per ton (4.25g/t) over a 24 foot sampling length.

Sample AB-88-20 assayed 0.431 ounces of gold per ton (12.22g/t), 0.025 ounces of silver per ton (0.7087g/t) and background levels of base metals. In Trench "E" (Chip?) samples taken along the trench prior to 1946 indicate that the trench at one time exposed gold mineralization averaging 0.17 ounces of gold per ton (4.82g/t) across a 27 foot sampling interval, including 0.22 ounces of gold per ton (6.24g/t) across 21 feet (Temple Gold Mines assessment file).

Sampling by past operators indicates that significant (greater than 0.01 ounces of gold per ton (0.28g/t) gold tenors are associated with the vein system. More recent sampling presented in a report filed with the Kirkland Lake Assessment Office confirmed the presence of anomalous concentrations of gold. Gold assays by that writer ranged from 0.002 to 0.431 ounces of gold per ton (0.057g/t). Silver and base metal tenors were uniformly low, except for sample AB-88-20, which in addition to 0.431 ounces of gold per ton (12.22g/t), averaged 0.25 ounces of silver per ton (7.09g/t). The range of in gold tenors, which characterizes the mineralization, suggests that native gold may be present. To date early operators have found correlating samplings to be elusive. Novawest will attempt to establish continuity of the vein system, continuity of the anomalously auriferous portions of the vein system, and the local vein system structural controls.

The Project will be subject to a 2% NSR, one-half of which the Company may purchase, at its discretion, for $1 million. All shares issued will be subject to resale restrictions applicable under the B.C. Securities Act and the policies of the TSX Venture Exchange. All terms are subject to regulatory approval.

In other business the Company advises that the number of claims shown as staked at the Nickel Royale Assemblage in its press release dated April 17, should have been 612 rather than 627 as shown. The new units added to the Nickel Royale Project total 643 units bringing the assemblage to 795 claim units.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km - 150,000 acre Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE".

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.